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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                              Ascendia Brands, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    15670X104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

         Mathew Hoffman, Esq.                            Eleazer Klein, Esq.
    Prentice Capital Management, LP                    Schulte Roth & Zabel LLP
     623 Fifth Avenue, 32nd Floor                          919 Third Avenue
          New York, NY 10022                              New York, NY 10022
            (212) 756-8040                                  (212) 756-2376

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 27, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------                           --------------------
CUSIP NO.  15670X104                                         PAGE 2 OF 6 PAGES
---------------------------------                           --------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital Management, LP
            73-1728931
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [x]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,174,911
 OWNED BY              ---------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,174,911
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,174,911
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            9.99%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                           --------------------
CUSIP NO.  15670X104                                         PAGE 3 OF 6 PAGES
---------------------------------                           --------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Michael Zimmerman
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [x]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,174,911
 OWNED BY             ----------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,174,911
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,174,911
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            9.99%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                           --------------------
CUSIP NO.  15670X104                                         PAGE 4 OF 6 PAGES
---------------------------------                           --------------------


                         AMENDMENT NO. 3 TO SCHEDULE 13D

     Reference is made to the Statement on Schedule 13D filed on July 10, 2006, as amended on August 7, 2006 and November 17, 2006 (the "Schedule 13D"), on behalf of Prentice Capital Management, LP ("Prentice Capital Management") and Michael Zimmerman ("Mr. Zimmerman" and, together with Prentice Capital
Management, the "Reporting Persons"), relating to the Common Stock, par value $0.001 per share, of Ascendia Brands, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company. Capitalized terms used herein and not otherwise defined have the meanings given to them in the Schedule 13D.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Each of Prentice Capital Management and Mr. Zimmerman disclaims beneficial ownership of all of the Shares reported in this Schedule 13D.

ITEM 4.     PURPOSE OF TRANSACTION

     Item 4 of the Schedule 13D is hereby amended to include the following:

     Pursuant to an Amendment and Exchange Agreement dated as of December 27, 2006, as amended by Amendment No.1 dated as of December 29, 2006 (the "Exchange Agreement"), the Company and the Prentice Parties agreed to, among other things, exchange 2,200,000 Shares of Common Stock into 300 shares of Series B Preferred Stock and 30 shares of Series B-1 Preferred Stock (collectively, the "Preferred Shares"). The Exchange Agreement and Amendment No. 1 are attached hereto as Exhibits H and I.

     Each Preferred Share is convertible into 6,666 and 2/3 Shares of Common Stock of the Company, subject to standard anti-dilution provisions. The
Preferred Shares have certain other rights set forth in their respective Certificate of Designations.

     Other than in connection with a Fundamental Transaction (as defined in the applicable Certificate of Designation), the Company is not permitted to effect any conversion of Preferred Shares, and no holder shall have the right to convert any Preferred Shares, to the extent that after giving effect to such conversion, a holder (together with its affiliates) would beneficially own in excess of 9.99% of the number of shares of common stock outstanding immediately after giving effect to such conversion (the "Blocker").

                                  SCHEDULE 13D

---------------------------------                           --------------------
CUSIP NO.  15670X104                                         PAGE 5 OF 6 PAGES
---------------------------------                           --------------------


ITEM 5.     PURPOSE OF TRANSACTION

     Item 5 of the Schedule 13D is amended and restated as follows:

     (a) Prentice Capital Management may be deemed to beneficially own, in the aggregate, 1,174,911 Shares, representing 9.99% of the Company's outstanding Shares (based on 11,713,056 Shares outstanding as provided by the Company). Mr. Zimmerman may be deemed to beneficially own, in the aggregate, 1,174,911 Shares representing approximately 9.99% of the Company's outstanding Shares. If the Blocker were not in place, as of the date hereof each of Prentice Capital
Management and Mr. Zimmerman may be deemed to beneficially own, in the aggregate, 3,322,482 Shares (representing 300 shares of Series B Preferred Stock that are initially convertible into 2,000,000 Shares, 30 shares of Series B-1 Preferred Stock that are initially convertible into 200,000 Shares and 1,122,482 Shares).

     (b) Prentice Capital Management and Michael Zimmerman have shared voting power with respect to 1,174,911 Shares.

     (c) Except as described herein, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons.

     (d) The limited partners or shareholders of the private investment funds and the entities for which Prentice Capital Management and Mr. Zimmerman manages investments in managed accounts have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective ownership interests in their respective funds.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Item 6 of the Schedule 13D is hereby amended to include the following:

     As described in Item 4 above, the Prentice Parties agreed to exchange Shares into Series B Preferred Stock and Series B-1 Preferred Stock pursuant to the Exchange Agreement.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit H - The Amendment and Exchange Agreement dated as of December 27, 2006, by and among the Company and the Prentice Parties.

Exhibit I - Amendment No. 1 to Amendment and Exchange Agreement dated as of December 29, 2006, by and among the Company and the Prentice Parties.

                                  SCHEDULE 13D

---------------------------------                           --------------------
CUSIP NO.  15670X104                                         PAGE 6 OF 6 PAGES
---------------------------------                           --------------------


                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2006

PRENTICE CAPITAL MANAGEMENT, LP




By:  /s/ Michael Weiss
     ----------------------------
     Name:   Michael Weiss
     Title:  Chief Financial Officer


MICHAEL ZIMMERMAN




/s/ Michael Zimmerman
------------------------------------
Michael Zimmerman